DeoBioSciences, Inc.

Independent Accountant Review Report

January 1, 2020 through December 31, 2020

Table of Contents

Khaled Salem II, CPA
801 S Financial Pl, 2712
Chicago IL, 60605
IL CPA License 065.052110

Salem
Certified Public Accountants, LLC

April 20, 2021
CPA Letter of Review
DeoBiosciences, Inc.

To Whom it May Concern,

The purpose of this letter is to provide a third-party review of the 2020 financial statements DeoBioSciences Inc., client, given by an independent CPA. All opinions are given beyond a reasonable doubt based on the information provided to the CPA. CPA is not liable for any matters, including but not limited to, decisions of lending, accuracy of reporting, or incomplete data, and serves only the purpose of providing limited assurance on the materials in scope.

Scope

We have reviewed the accompanying 2020 financial statements provided by DeoBioSciences, Inc. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management Responsibility

Management is responsible for the preparation and fair presentation of the financial statements and for designing, implementing, and maintaining methodology relevant to the preparation and fair presentation of profit and loss financials.

CPA's Responsibility

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the presented financials. We believe that the results of our procedures provide a reasonable basis for our report.

Limited Assurance

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying 2020 financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

Khaled Salem II, CPA
065.052110

Deo BioSciences, Inc.

Balance Sheet as at December 31, 2020 & December 31, 2019

	2020 USD	2019 USD
CURRENT ASSETS		
Cash and bank balances	1,151	79
Short term investments	-	-
	1,151	79
TOTAL ASSETS	1,151	79
CURRENT LIABILITIES		
Notes Payable	4,035	2,962
NON CURRENT LIABILITIES		
Notes Payable - Founder Loan	91,318	83,291
Notes Payable - Uncompensated Wages	154,270	142,870
	245,588	226,161
TOTAL LIABILITIES	249,623	229,123
NET ASSETS / (LIABILITIES)	(248,471)	(229,044)

REPRESENTED BY:

STOCKHOLDER`S EQUITY

Authorized Share Capital Class-A common stock (20,000 shares at nil par value)		
Issued - Unsubscribe Share Capital Class-A common stock (10,000 shares at nil par value)	1,000	1,000
Accumulated Deficit	(249,471)	(230,044)
TOTAL STOCKHOLDER`S EQUITY	(248,471)	(229,044)

These Financial Statements Have Not Been Audited

Deo BioSciences, Inc.

Statement of Income
For The Year Ended December 31, 2020 and December 31, 2019

	2020 USD	2019 USD
REVENUE		
From operations	-	-
Other income	-	-
	-	-
EXPENDITURE		
Research Activities	11,400	9,730
Marketing	4,587	2,540
Entertainment & food	5	74
Travel & Fuel	650	808
Internet & communication charges	1,642	425
Service, interest and other bank charges	1,143	1,080
TOTAL EXPENDITURE	19,427	14,658
NET INCOME / (LOSS)	(19,427)	(14,658)

These Financial Statements Have Not Been Audited

Deo BioSciences, Inc.

Cash Flow Statement
For The Years Ended December 31, 2020 and December 31, 2019

	2020 USD	2019 USD
CASH FLOW FROM OPERATING ACTIVITIES		
Loss for the year	(19,427)	(14,658)
Changes in working capital		
Increase in current liabilities		
Notes Payable	1,072	-
Net cash used in operating activities	(18,355)	(14,658)
CASH FLOW FROM INVESTING ACTIVITIES		
Purchase of Property and Equipment	-	-
Purchase of Intangible asset	-	-
Net cash used in investing activities	-	-
CASH FLOW FROM FINANCING ACTIVITIES		
Notes Payable - uncompensated wages	11,400	9,730
Notes Payable - Founder	8,027	4,933
Net cash inflow from financing activities	19,427	14,663
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	1,072	5
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	79	74
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	1,151	79

These Financial Statements Have Not Been Audited

Deo BioSciences, Inc.

Stockholder's Equity
For The Years Ended December 31, 2020 and December 31, 2019

	Class A Common Stock USD	Accumulated deficit USD	Total USD
Opening Balance as at January 1, 2019	1,000	(215,386)	(214,386)
Issuance of Stock during the year	-	-	-
Loss for the year ended December 31, 2019	-	(14,658)	(14,658)
Closing Balance as at December 31, 2019	1,000	(230,044)	(229,044)
Issuance of Stock during the year	-	-	-
Loss for the year ended December 31, 2020	-	(19,427)	(19,427)
Closing Balance as at December 31, 2020	1,000	(249,471)	(248,471)

These Financial Statements Have Not Been Audited

Deo BioSciences, Inc.

Notes To The Financial Statements For The Year Ended December 31, 2020 and December 31, 2019

1.   **Legal Status And Activities**

DeoBioSciences, Inc. (the Company) is an early stage life sciences research company established in february, 2000 and incorporated under the laws of Delaware as a C-corporation. The Company's is in the process of developing an anti-cancer drug.

2.   **Basis of Preparation**

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAPs").

3.   **Use of Estimates**

The preparation of financial statements in conformity with US GAAPs requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, useful life of fixed assets.

4.   **Summary Of Significant Accounting Policies**

The significant accounting policies adopted in the preparation of these financial statements are as follows:

4.1   **Cash and cash equivalents**

Cash and cash equivalents comprise of cash & bank balances and short term highly liquid investments having maturities of three months or less.

4.2   **Revenue recognition**

The Company recognizes revenue in accordance with ASC 606, Revenue from Contracts with Customers. Revenue is accounted for on accrual basis when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured except voluntary donations which are accounted for on receipt basis.

Income on the investments and bank deposits is recognized on time proportion basis using the effective interest method.

Currently, the entity is in its Research & Development stage and has not earned any revenue from sale of its product.

4.3   **Trade debts and other receivables**

Trade debts and other receivables are recognised and carried at their amortised cost less an allowance for any uncollectable amounts. Carrying amounts of trade debts and other receivables are assessed on a regular basis and if there is any doubt about the realisability of these receivables, appropriate amount of provision is made.

4.4   **Contingent Liabilities**

A contingent liability is disclosed when the Company has a possible obligation as a result of past events, whose existence will be confirmed only by the occurrence or non-occurrence, of one or more uncertain future events not wholly within the control of the Company; or the Company has a present legal or constructive obligation that arises from past events, but it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or the amount of the obligation cannot be measured with sufficient reliability.

These Financial Statements Have Not Been Audited

4.5   Expenses

The Company records compensations and wages, travel, entertainment, communication, food, advertising and all other expenses in the year in which they are incurred on accrual basis regardless of when ever they are paid. Costs for the annual period ending December 31, 2020 and 2019 primarily relate to the Company's digital advertising campaigns via social media as well as public relations.

4.6   Research and Development Costs

R&D-related costs relate primarily to new product development performed by the Company. In accordance with U.S. GAAP, all expenses related to R&D are recognized when incurred.

4.7   Accrued Salary - Uncompensated Wages

At December 31, 2020 and 2019, the Company had accrued on its balance sheet amounts that were both estimate-able and probable of payout to the Company's owners for salary earned but not yet paid out.

4.8   Notes payable / Founder Loan

The Company entered into a note payable arrangement whereby the Company was provided loan by its co-founders. This loan interest free and repayment date is not determined as of the date of balance sheet. The current loan balance outstanding is classified as a long term liability on the Company's balance sheet.

4.9   Intangible assets

Intangible assets are recognised at the amount of cash or cash equivalents paid or the fair value of other consideration given to acquire or develop an asset at the time of its acquisition. This includes patent / proprietary property of the Company.

4.10   Property and equipment

Property and equipment are stated at historical cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the asset.

4.11   Provisions

Provisions are recognised when the Company has a present, legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

4.12   Income taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2020 and 2019. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected not to recognize an allowance to account for them in these financial statements.

The Company is subject to franchise tax filing requirements in the State of Delaware. The Company's tax filings in the State of Delaware for 2020 and 2019 remain subject to review by that State for three years from the date filed or the original due date, whichever is later.

5. Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties with development of new products including, but not limited to, new technological innovations, protection of proprietary information, regulatory approval, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

The Company currently has no developed products for commercialization and there can be no assurance that the Company's research and development will be successfully commercialized. Developing and commercializing a product requires significant capital, based on the current operating plan, the Company expects to continue to incur operating losses as well as cash outflows from operations in the near term. Based on the current operating plan, the cash on hand at December 31, 2020, the Company will not have sufficient liquidity to fund operations for a period of 12 months from the date these financial statements were issued.

6. Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses from inception which raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from either the issuance of equity or debt or its ultimate ability to commence profitable sales and positive cash flows from its product sales. There are no assurances that management will be able to raise a sufficient amount of capital on acceptable terms to the Company, and the inability to do so would require a reduction in the scope of the Company's planned development which would be detrimental to the Company's business, financial condition and operating results. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

7. Legal Matters

There are no pending or threatened litigations, claims, or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with ASC 450, Contingencies.

8. Fair Value Measurement

The Company's financial instruments consist primarily of cash and cash equivalents, and notes payable. ASC Topic 820, Fair Value Measurements and Disclosures, requires disclosures about how fair value is determined for assets and liabilities and establishes a hierarchy under which these assets and liabilities must be grouped, based on significant levels of observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumption. This hierarchy requires the use of observable market data when available.

All of the Company's financial instruments are measured on the basis of observable inputs in active markets (i.e., Level 1 within the ASC 820 framework). No financial instruments are measured on the basis of unobservable inputs, either Level 2 or 3.

9. Subsequent Events

The Company expects to participate in a Crowdfunding Offering (the "Offering") as allowed for under the related SEC Regulation Crowdfunding rules in 2019.

Other than those events specified above in this note and other notes herein, no additional material events were identified by management through the issuance date of these financial statements that would necessitate disclosure herein.